Exhibit (a)(1)(v)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
INFOCROSSING, INC.
at
$18.70 Net Per Share
by
ROXY ACQUISITION CORP.,
an indirect wholly-owned subsidiary of
WIPRO LIMITED
To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated August 17, 2007 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Roxy Acquisition Corp., a Delaware corporation (the “Offeror”) and indirect wholly-owned subsidiary of Wipro Limited, a corporation organized under the laws of India (the “Parent”), to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Infocrossing, Inc., a Delaware corporation (the “Company”). The Offer is being made in connection with the Agreement and Plan of Merger, dated August 6, 2007, by and among the Offeror, the Parent and the Company (as it may be amended from time to time, the “Merger Agreement”). We are the holder of record of the Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

Your attention is directed to the following:

1. The tender price is $18.70 per Share (or any higher price per Share that is paid in the Offer) net to the holder thereof in cash without interest thereon, less any required withholding taxes;

2. The Offer and withdrawal rights expire at 11:59 p.m., New York City time, on Monday, September 17, 2007, unless the Offer is extended pursuant to the Merger Agreement (as extended, the “Expiration Date”);

3. The Offer is conditioned upon, among other things (i) there being validly tendered and not withdrawn prior to the scheduled expiration of the Offer (as it may be extended from time to time pursuant to the terms of the Merger Agreement) a number of Shares that, together with all other Shares (if any) beneficially owned by the Parent and its controlled affiliates, including the Offeror, represents at least one Share more than a majority of all Shares then outstanding on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue pursuant to then-outstanding options, rights and convertible securities (if any) with an exercise price that is equal to or less than $18.70 per Share (or any higher price per Share that is paid in the Offer), but only to the extent then exercisable or exercisable within ninety (90) days following the Expiration Date, assuming that all conditions to such exercisability would be satisfied within such ninety (90) day period); (ii) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and any other material antitrust, competition or merger control consents reasonably deemed necessary, appropriate or desirable by the Parent having been received (or deemed to have been received by virtue of the expiration or termination of any applicable waiting period), either unconditionally or on terms reasonably satisfactory to the Parent; (iii) no governmental authority issuing an order or taking other action prohibiting, restraining or enjoining the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and (iv) the non-occurrence of a “material adverse effect” on the Company (as such term is defined in the Merger Agreement). If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Offeror (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer. The Parent or the Offeror may waive any of the conditions to the Offer, except for the condition described in clause (i) above, which may be waived only with the prior written consent of the Company. The Offer is not conditioned upon the Parent or the Offeror obtaining financing; and

4. Any stock transfer taxes applicable to the sale of the Shares to the Offeror pursuant to the Offer will be paid by the Offeror, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form below. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the Expiration Date.

The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Instruction Form with Respect to
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Infocrossing, Inc.
by Roxy Acquisition Corp.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated August 17, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, in connection with the offer by Roxy Acquisition Corp. to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Infocrossing, Inc.

This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of Shares to be Tendered*	SIGN HERE

Account Number

Signature(s)

Name(s)

Address(es)

Dated , 2007	(Zip Code)

* Unless otherwise indicated, it will be assumed that all Shares held for the undersigned’s account are to be tendered.

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